Pet Quarters, Inc.
720 East Front Street
Lonoke, Arkansas 72086


March 6, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Pet Quarters, Inc.
     Withdrawal of Registration Statement on Form 10-SB12G
     File No: 000-28469

Dear Sir or Madam:

     Pet Quarters, Inc. hereby withdraws the Company's Registration Statement, Form 10-SB12G, File No. 000-28469 effective immediately.


Best regards,
Pet Quarters, Inc.


/s/ Steven Dempsey, President